ALLGREEN PROPERTIES LIMITED

RECEIVED
2004 SEP 20 A 10:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04036945

File No. 82-4959

Date: -6 SEP 2004

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

SUPPL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

PROCESSED
SEP 22 2004
THOMSON FINANCIAL

enc

dlw 9/20

MASNET No. 31 OF 06.09.2004
Announcement No. 53

ALLGREEN PROPERTIES LIMITED

PROPOSED ISSUE OF S$20 MILLION 3-YEAR FIXED RATE NOTES UNDER THE ALLGREEN MEDIUM TERM NOTE PROGRAMME

The Company is pleased to announce that it is proposing to issue a third series of notes comprising S$20 million in principal amount of fixed rate notes pursuant to its S$500 million Medium Term Note programme established in May 2000. These notes will bear interest at 2.39% per annum, payable semi-annually in arrears. The notes will be issued on 8 September 2004 in denominations of S$250,000 each and will mature on 10 September 2007. These notes will not be listed on the SGX.

The net proceeds from this issue will be used to finance the general working capital requirements of the group.

Submitted by Ms Isoo Tan, Company Secretary on 06/09/2004 to the SGX